 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

MEDITE Cancer Diagnostics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

23282B403
(CUSIP Number)

February 12, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23282B403

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,666,666 shares of Common Stock 2,666,666 shares of Common Stock issuable upon conversion of a 12% secured convertible note (the “Note”)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,666,666 shares of Common Stock 2,666,666 shares of Common Stock issuable upon conversion of the Note
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,666,666 shares of Common Stock 2,666,666 shares of Common Stock issuable upon conversion of the Note
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% *
12	TYPE OF REPORTING PERSON

PN

*As more fully described in Item 4, the Note is subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion of the Note and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

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CUSIP No. 23282B403

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,666,666 shares of Common Stock 2,666,666 shares of Common Stock issuable upon conversion of the Note
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,666,666 shares of Common Stock 2,666,666 shares of Common Stock issuable upon conversion of the Note
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,666,666 shares of Common Stock 2,666,666 shares of Common Stock issuable upon conversion of the Note
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% *
12	TYPE OF REPORTING PERSON

OO

*As more fully described in Item 4, the Note is subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion of the Note and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

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CUSIP No. 23282B403

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,666,666 shares of Common Stock 2,666,666 shares of Common Stock issuable upon conversion of the Note
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,666,666 shares of Common Stock 2,666,666 shares of Common Stock issuable upon conversion of the Note
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,666,666 shares of Common Stock 2,666,666 shares of Common Stock issuable upon conversion of the Note
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% *
12	TYPE OF REPORTING PERSON

IN

*As more fully described in Item 4, the Note is subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion of the Note and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

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CUSIP No. 23282B403

Item 1(a).	Name of Issuer:

MEDITE Cancer Diagnostics, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

4203 SW 34th St.

Orlando, FL 32811

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)

159 Jennings Road, Suite 3000

Cold Spring Harbor, NY, 11724

Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)

159 Jennings Road, Suite 3000

Cold Spring Harbor, NY, 11724

Citizenship: Delaware

Michael Bigger

159 Jennings Road, Suite 3000

Cold Spring Harbor, NY, 11724

Citizenship: USA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

23282B403

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

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CUSIP No. 23282B403

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on February 12, 2018, Bigger Capital owned 2,666,666 shares of Common Stock.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 2,666,666 shares of Common Stock beneficially owned by Bigger Capital.

Mr. Bigger, as the managing member of Bigger GP, may be deemed to beneficially own the 2,666,666 shares of Common Stock beneficially owned by Bigger GP.

As of the close of business on February 12, 2018, Bigger Capital holds a 12% Secured Convertible Note (the “Note”) convertible into 2,666,666 shares of Common Stock. Bigger GP and Mr. Bigger may also be deemed the beneficial owner of the shares of Common Stock issuable upon conversion of the Note. Such Note has an initial conversion price of $0.075 per share, subject to adjustment pursuant to the terms of the Note. The Note is only exercisable to the extent that the holder, together with its affiliates, would not beneficially own more than 9.99% of the outstanding Common Stock immediately after giving effect to the conversion, as such percentage ownership is determined in accordance with the terms of the Note. As of February 12, 2018, the conversion limitation described in the prior sentence prevents the conversion in full of the Note by Bigger Capital. Accordingly, in providing beneficial ownership described herein, the Reporting Persons have excluded approximately 666,666 shares of Common Stock underlying the conversion of the Note.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

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CUSIP No. 23282B403

(b)	Percent of class:

The following percentages are based on 28,855,580 shares of Common Stock outstanding as of November 10, 2017, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017 (the “Form 10-Q”), plus additional issuances of Common Stock by the Issuer subsequent to the filing of the Form 10-Q and approximately 2,000,000 Shares of Common Stock issuable upon conversion of the Note.

As of the close of business on February 12, 2018 after giving effect to the blocker described above, Bigger Capital beneficially owned approximately 9.99% of the outstanding shares of Common Stock, and each of Bigger GP and Mr. Bigger may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bigger GP and Mr. Bigger share voting and dispositive power over the shares of Common Stock beneficially owned by Bigger Capital.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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CUSIP No. 23282B403

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 23282B403

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2018

Bigger Capital Fund, LP		Bigger Capital Fund GP, LLC /s/ Michael Bigger

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Managing Member
By:	/s/ Michael Bigger
Michael Bigger
	Managing Member	/s/ Michael Bigger
Michael Bigger

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